

March 24, 2009

Mail Stop 7010

Via U.S. mail

Anatoly Zamozdra
Chief Executive Officer
Inventius, Inc.
616 Corporate Way, Suite 2, #4261
Valley Cottage, NY 10989-2050

Re: **Inventius, Inc.**
Registration Statement on Form S-1
Filed on: March 6, 2009
File No.: 333-157739

Dear Mr. Zamozdra:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please correct your Primary Standard Industrial Classification Code Number (it should be 5080) on the registration statement cover page.

2. We note that you are registering the resale of 6,000,000 shares held by Mr. Zamozdra, the company's sole executive officer and shareholder, which comprise 60% of your outstanding shares. Because of Mr. Zamozdra's role and affiliation with the company, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act, and instead appears to represent a primary offering which must be made at a fixed price for the duration of the offering since you would not be eligible to conduct an "at the market" offering

under Rule 415(a)(4) of the Securities Act. Please revise all sections of the prospectus which address issues raised by this comment and identify Mr. Zamozdra as an underwriter.

Outside Front Cover of Prospectus

3. In accordance with Item 501(b)(5) of Regulation S-K, in the third paragraph of your disclosure please include the page number where the risk factor disclosure appears in the prospectus.

Risk Factors, page 6

4. Please note that the risk factor discussion must immediately follow the summary section of the prospectus. See Item 503(c) of Regulation S-K. Please move the risk factor disclosure immediately after the prospectus summary.

The Offering, page 6

5. To the extent applicable, please describe the material terms of the agreement pursuant to which the 6,000,000 shares were issued to Mr. Zamozdra, and whether these shares have any registration or other similar rights. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b) of Regulation S-K.

Description of Business, page 21
Organization Within Last Five Years, page 21

6. We note the second paragraph of your disclosure about the company's plans for the next twelve months. Similarly, we note your disclosure about how you intend to market your product (see the last paragraph of your Description of Product disclosure on page 22). Please note that pursuant to Item 101(a)(2) of Regulation S-K, your disclosure should identify any significant steps or milestones and any significant expenditures that will be completed for the remainder of your fiscal year. Further, you also need to discuss when in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business by, among other things, listing the categories of expenditures and identifying the potential sources of cash. Please revise your business plan disclosure accordingly.

Manufacturing and Distribution, page 22

7. Please tell us why you have not filed the distribution agreement with DML Canada as an exhibit to the registration statement. Otherwise please file it with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-2

8. We note that the amount of total assets in the balance sheet is missing. Please ensure that your financial statements do not contain material deficiencies.

Exhibit 5.1 – Legal Opinion

9. Please have your legal counsel revise the first paragraph of her opinion letter to reflect that this offering represents a primary offering on behalf of the company by removing the word "resale".

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane Dalmy, Esq. (Via Facsimile @ (303) 988-6954)
8965 W. Cornell Place
Lakewood, Colorado 80227